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SEC FILE NUMBER
8-70117

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Nest Investments BD LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

20 Ash Street, Suite 300
(No. and Street)

Conshohocken	PA	19428
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gary Cuccia	(732) 713-9607	gary@finopcfo.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Kreischer Miller, LLP Certified Public Accountants
(Name – if individual, state last, first, and middle name)

100 Witmer Road, Suite 350	Horsham	PA	19044
(Address)	(City)	(State)	(Zip Code)

9/8/2015	6151
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Church, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Nest Investments BD LLC, as of March 16, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

COMMONWEALTH OF PENNSYLVANIA - NOTARY SEAL
Jennifer Marie Laster, NOTARY PUBLIC
Montgomery County
My Commission Expires 08/28/2025
Commission Number 1320017

Jennifer Marie Laster
Notary Public

Signature: MAC

Title: Chief Executive Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Nest Investments BD LLC
Financial Statements and Supplementary Information
December 31, 2021

Nest Investments BD LLC
Table of Contents
December 31, 2021



Kreischer Miller LLP, Certified Public Accountants

100 Witmer Road, Suite 350, Horsham, PA 19044-2369

215-441-4600 | fax: 215-672-8224 | www.kmco.com

Report of Independent Registered Public Accounting Firm

To the Member of
Nest Investments BD, LLC (A wholly-owned
  subsidiary of Nest Investments LLC)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nest Investments BD, LLC (A wholly-owned subsidiary of Nest Investments LLC) as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Nest Investments BD, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Nest Investments BD, LLC's management. Our responsibility is to express an opinion on Nest Investments BD, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Nest Investments BD, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission; Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption) of the Securities and Exchange Commission; and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Nest Investments BD, LLC's financial statements. The supplemental information is the responsibility of Nest Investments BD, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information included in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Nest Investments BD, LLC's auditor since 2019.

Kreischer Miller

Horsham, Pennsylvania
March 16, 2022


NEST INVESTMENTS BD LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021


ASSETS

Cash	$308,771
Deposit with clearing broker	50,000
Commissions receivable	34,125
Prepaid expenses	15,482
Lease - right of use	39,642
TOTAL ASSETS	$448,020

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable	$120,999
Due to clearing broker	792
Due to parent	13,847
Lease liability	40,440
TOTAL LIABILITIES	176,078
MEMBER'S EQUITY	271,942
TOTAL LIABILITIES AND MEMBER'S EQUITY	$448,020


See accompanying notes to the financial statements.


NEST INVESTMENTS BD LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUES	
Commission	$ 1,139,693
Interest income	310
Other revenue	6,439
TOTAL REVENUES	1,146,442
EXPENSES	
Bank networking compensation	571,635
Professional fees	76,921
Salaries and benefits	91,958
Brokerage and clearance fees	65,767
Regulatory fees	19,984
Insurance and licensing fees	16,931
Technology	9,215
Occupancy	8,981
Other expense	7,190
TOTAL EXPENSES	868,582
NET INCOME	$ 277,860

See accompanying notes to the financial statements.

NEST INVESTMENTS BD LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

Beginning Member's equity, December 31, 2020	$	94,082
Dividend		(100,000)
Net income		277,860
Ending Member's equity, December 31, 2021	$	271,942

See accompanying notes to the financial statements.

NEST INVESTMENTS BD LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

OPERATING ACTIVITIES	
Net income	$ 277,860
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) Decrease in operating assets:	
Commission receivable	(3,009)
Prepaid expenses	103
Lease - right of use	7,579
Increase (decrease) in operating liabilities:	
Accounts payable	7,253
Due to clearing broker, net	3,136
Due to parent	(32,351)
Lease liability	(6,781)
TOTAL ADJUSTMENTS	(24,070)
NET CASH PROVIDED BY OPERATING ACTIVITIES	253,790
FINANCING ACTIVITIES	
Dividend	(100,000)
NET INCREASE IN CASH	153,790
CASH - BEGINNING OF YEAR	154,981
CASH - END OF YEAR	$ 308,771

See accompanying notes to the financial statements.

1) <u>Nature of Business</u>

Nest Investments BD, LLC (the Company) is a registered introducing broker-dealer with the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA). The Company commenced operations on April 25, 2018 and was approved by FINRA on October 12, 2018.

The Company is a wholly-owned subsidiary of Nest Investments LLC (the Parent). The Parent is affiliated with the Company and is a registered investment advisor with the SEC pursuant to the Investment Advisors Act of 1940. The Parent intends to provide capital infusions to satisfy the net capital requirements.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. The Company executes and clears its customer securities transactions on a fully disclosed basis with a clearing broker, RBC Correspondent Services. The clearing broker carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker.

The Company, like other broker-dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, and changes in interest rates and securities brokerage services, all which have an impact on the Company's liquidity.

2) <u>Significant Accounting Policies</u>

Basis of Presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates in the Presentation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts certain reported amounts and disclosures. Actual results could differ from those estimates.

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer.   The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

2) Significant Accounting Policies, Continued

Revenue Recognition, Continued

The core principle in the revenue recognition guidance is that the company recognizes revenue in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, the Company applies the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

Revenue from contracts with customers includes commission, interest and other income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commission Revenue

Commission revenue represents sales commissions generated by registered representatives for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment or insurance products. The Company views the selling, distribution and marketing, or any combination thereof, of investment and/or insurance products to such clients as a single performance obligation to the product sponsors.

The Company is the agent for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains relationships with the clearing broker and product sponsors. Registered representatives assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a net basis.

2) <u>Significant Accounting Policies, Continued</u>

Revenue Recognition, Continued

The Company generates two types of commission revenue: sales-based commission and trailing revenue. Sales-based commission revenue is recognized at the point of sale on the trade date and/or contract date. The Company believes that the performance obligation is satisfied on the trade date and/or contract date because that is when the underlying security or insurance product is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to or from the customer. Trailing commissions are paid monthly or quarterly in arrears. Sales-based commission revenue varies by investment and/or insurance product and can be based on a percentage of an investment product's current market value, insurance product's contact value, value per share, the number of shares purchased, a flat dollar amount or other factors at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets. As it relates to trailing commissions, the Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investors' activities are known. Trailing commission revenue is received on a monthly and quarterly basis and is accrued and recognized as income when amounts are determinable.

The following table presents disaggregated commission revenue, recognized at a point in time, for the year ended December 31, 2021:

Sales-based	$ 855,726
Trailing	283,967
	$ 1,139,693

Commission revenue receivable was $31,116 and $24,587 at December 31, 2021 and 2020, respectively.

Interest Income

Securities transactions are recorded on a trade date basis. Interest income primarily consists of money market rebates and interest on credit inventory balances. Under the agreement with the clearing broker, the Company earns a monthly money market rebate calculated on the average daily balance in certain bank deposit sweep vehicles. In addition, the Company earns interest on the net credit inventory balances held by the clearing broker, which is based on the Effective Federal Funds rate.

Interest income is recorded as earned, over time, and is paid monthly in arrears.

Other Revenue

Other revenue consists of amounts received for customer account fees. Amounts are accrued and recognized as income when determinable and it is probable there will not be a significant reversal.

Nest Investments BD LLC

Notes to Financial Statements
For the Year Ended December 31, 2021

2) Significant Accounting Policies, Continued

Operating Leases

In October 2020, the Company implemented Financial Account Standards Board (FASB) Accounting Standards Update (ASU) 842, Leases. ASU 842 requires that all leases other than short-term leases (less than 12 months in duration) are recorded on the balance sheet with a right-of-use asset and a corresponding liability.

3) Deposit and Payable to Clearing Broker

The Company has $50,000 on deposit with its clearing broker to secure the clearing agreement. At December 31, 2021, the amount due to the clearing broker was $792 and represents amounts due for completed transactions.

4) Bank Networking Agreements

The Company has agreements with OceanFirst Bank NA (OceanFirst) and Phoenixville Federal Bank and Trust (Phoenixville) to provide OceanFirst and Phoenixville customers with certain brokerage services. The Company compensates OceanFirst and Phoenixville for these brokerage services provided.

Compensation paid to OceanFirst under this agreement is equal to 50 percent of the fees received net of clearing costs, which is calculated on a quarterly basis. For the year ended December 31, 2021, compensation expense was $571,627. At December 31, 2021, $110,665 is due to OceanFirst for the fourth quarter and is recorded in accounts payable in the accompanying statement of financial condition.

Compensation paid to Phoenixville under this agreement is equal to 33 percent of the fees received net of clearing costs, which is calculated on a quarterly basis. For the year ended December 31, 2021, compensation expense was $8. At December 31, 2021, no compensation is due to Phoenixville.

5) Related Party Transactions

The Company has an agreement with the Parent, to share personnel and other general and administrative costs. Costs allocated to the Company, by the Parent were $108,707 and are included in the statement of operations for the year ended December 31, 2021. Of the $108,707, a total of $91,958 was for employee compensation and benefits, $8,981 for occupancy expenses and $7,768 was for other operating expenses that include telecommunications, insurance and legal and professional services.

The Parent and Company are under common control. In addition, OceanFirst is a minority owner of the Parent.

Nest Investments BD LLC

Notes to Financial Statements
For the Year Ended December 31, 2021

6) Income Tax

FASB Accounting Standards Codification (ASC) 740, Income Taxes, is the authoritative pronouncement on accounting for and reporting income tax liabilities and expense. FASB ASC 740 prescribes a more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken. In addition, FASB ASC 740 provides guidance on derecognition, classification and disclosure.

The Company is not a taxable entity for federal and state income tax purposes. Accordingly, the Company reports its share of income or loss on the Parent's federal and state tax return. As of December 31, 2021, the 2018-2021 tax years are subject to examination by the Internal Revenue Service and generally to state examination. It is difficult to predict the final timing and resolution of any particular uncertain tax position. Based on management's assessment of many factors, including past experience and complex judgments about future events, management does not currently anticipate significant changes in its uncertain tax positions over the next 12 months.

7) Leases

The Company implemented FASB's ASU 842, Leases in 2020. The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. In October 2020, the Parent entered into a 7-year lease for the headquarters in Conshohocken, Pennsylvania. The Company entered into a sublease agreement with the Parent for 5% of the lease and the financial statements reflect the sublease. The lease expires in February 2028.

Lease liabilities are recognized at the present value of the fixed lease payments using the annual interest rate stated in the agreement. Right of use assets are recognized based on the amortized initial present value of the fixed lease payments.

Occupancy expense totaled $8,981 for the year ended December 31, 2021.

Future minimum rental payments under non-cancelable operating leases as of December 31, 2021 are as follows:

Year	Amount
2022	$ 8,562
2023	$ 8,776
2024	$ 8,995
2025	$ 9,220
2026	$ 9,451
Thereafter	$ 10,429
Less discount to present value	$ (14,993)
	$ 40,440

Notes to Financial Statements
For the Year Ended December 31, 2021

8) Net Capital and Reserve Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $238,714, which was $229,671 in excess of its required net capital of $9,043. The Company's ratio of aggregate indebtedness to net capital was 56.82%.

The operation of the Company does not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, the Company is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by paragraph (k)(2)(ii) of such Rule.

9) Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents and amounts receivable from and deposits with the clearing broker. The Company principally utilizes banks and the clearing broker to maintain its operating cash accounts and temporary cash investments. At certain times, such balances may be in excess of the FDIC and SIPC insurance limits. The Company provides services to its customers under contractual arrangements. The Company records reserves at levels considered by management to be adequate to absorb estimates of probable future losses (uncollectable accounts) existing at the statement of financial condition date. These reserves are based on estimates, and ultimate losses may differ from these estimates.

The Company is engaged in various trading and brokerage activities in which its counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk of default. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

10) Contingencies

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for the losses that result from counterparties' failure to fulfill its contractual obligations. The contract with the clearing broker expires on August 7, 2024 and includes an early termination fee of $5,000 a month for the remaining months of the contract, should the agreement be terminated prior to expiration. The contract will automatically renew for successive periods of 36 months unless terminated by either party in accordance with the provisions in the contract.

In the normal course of business, the Company may indemnify and guarantee certain service providers, such as the clearing broker, against potential losses in connection with their acting as agent or, providing services to the Company. The maximum potential amount of future payments that the Company may be required to make under these indemnifications cannot be reasonably estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded a contingent liability in the accompanying financial statements for these indemnifications.

8) Subsequent Events

The Company has evaluated subsequent events through March 16, 2022, the date which the financial statements were available to be issued.

The Company paid a $100,000 dividend to the Parent on January 14, 2022.

SUPPLEMENTARY INFORMATION

NEST INVESTMENTS BD LLC
SUPPLEMENTAL INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2021

Net Capital		
Total member's equity	$	271,942
Nonallowable assets		
Prepaid expenses		15,482
Commission receivable		17,746
		33,228
Net capital	$	238,714
Total aggregate indebtedness	$	135,638
Computation of basic net capital requirement		
Net capital requirement (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$	9,043
Excess net capital	$	229,671
Percentage of aggregate indebtedness to net capital		56.82 %

The net capital computed above and the Company's computation of net capital on its December 31, 2021
FOCUS Report - Part IIA agree. As a result, no reconciliation is necessary.

Nest Investments BD, LLC
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of
the Securities and Exchange Commission
as of December 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

Nest Investments BD, LLC
Information Relating to the Possession or Control Requirements Under Rule
15c3-3 of the Securities and Exchange Commission
as of December 31, 2021

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker. This allows the Company to claim an exemption from SEC Rule 15c3-3 under paragraph (k)(2)(ii).



Kreischer Miller LLP, Certified Public Accountants
100 Witmer Road, Suite 350, Horsham, PA 19044-2369
215-441-4600 | fax: 215-672-8224 | www.kmco.com

Report of Independent Registered Public Accounting Firm

To the Member of
Nest Investments BD, LLC (A wholly-owned
    subsidiary of Nest Investments LLC)

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Nest Investments BD, LLC (a wholly-owned subsidiary of Nest Investments LLC) identified the following provisions of 17 C.F.R. §15c3-3(k) under which Nest Investments BD, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (exemption provisions) and (2) Nest Investments BD, LLC stated that Nest Investments BD, LLC met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2021, without exception. Nest Investments BD, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nest Investments BD, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kreischer Miller

Horsham, Pennsylvania
March 16, 2022

Audit & Accounting | Tax Strategies | Business Advisory | Technology Solutions | Human Capital Resources

Kreischer Miller LLP, Certified Public Accountants, is an affiliate of Kreischer Miller

Exemption Report

Statement pursuant to Securities and Exchange Act of 1934 Rule 17a-5

Nest Investments BD LLC clears all customer transactions through another broker-dealer on a fully disclosed basis pursuant to SEC Rule 15c3-3(k)(2)(ii) ("the Rule").

Nest Investments BD LLC met the identified exemption provisions provided under section k(2)(ii) of the Rule for the year January 1, 2021 to December 31, 2021 without exception.

Signed:

MTC
____

By: Michael Church

Title: Chief Executive Officer

Date: March 14, 2022